Certain portions of this exhibit have been redacted as such portions are not material and the type of Information that the Company treats as private or confident/al.

Memorandum of Agreement

This Memorandum of Agreement (hereafter referred to as the “Agreement”) is entered into by and between, [NAME REDACTED], a [JURISDICTION] non-profit corporation doing business as [NAME REDACTED] (hereafter “[NAME REDACTED]”), whose principal place of business is located at [ADDRESS REDACTED], and BIOHARVEST Ltd., whose principle place of business is located at 3 Pekeris Street REHOVOT, Israel 7670203 (hereafter “BioH”). The above-named entities may be individually referred to as “Party” and/or collectively referred to as the “Parties.”

Whereas the Parties have entered into former agreements pertaining to payments by BioH to [NAME REDACTED] for the promotion of BioH and its products to the [NAME REDACTED] viewing audience.

And Whereas BioH desires to make the payment for promotion performed by [NAME REDACTED] as a percentage of revenues generated by such promotion, as fully described herein:

The following Agreement is in effect.

A.DELIVERABLES BY [NAME REDACTED]

[NAME REDACTED] will air 50 (fifty) direct response program insertions per month with a total running time of 00:27:30 on its network. Any programs produced and aired in a 00:57:30 format will count as 2 (two) airings, toward the 50 (fifty) insertion total. These programs will promote BioH and its products in a compelling manner. Program content will be produced in a collaborative fashion, with the goal being 3 (three) new programs produced in the first 6 (six) months of the Agreement, followed by I (one) new program produced every 90 (ninety) days for the next 18 (eighteen) months. [NAME REDACTED] to have ultimate authority over program content and placement times of programs.

[NAME REDACTED] will air a minimum of 120 (one-hundred twenty) minutes per month of direct response advertisements of BioH products. It is expected that half of these minutes will be in an ad format of 2 (two) minutes per ad. BioH to place up to 50% (fifty-percent) of ads based on data analysis, by request. [NAME REDACTED] to have ultimate authority over content and placement times of advertisements.

[NAME REDACTED] will insert BioH ads specifically in [NAME REDACTED]’s music awards programs, as long as ad insertions are permitted by [NAME REDACTED]s advertising contracts with [NAMES REDACTED]. These ads will count toward the 120 (one-hundred twenty) minute minimum.

Each year, [NAME REDACTED] will provide for at least 7 (seven) airings of interviews or other tasteful programming content that focuses on BioH as the subject matter for that interview or program. Both Parties will work together to identify tasteful opportunities with relevant integration into existing [NAME REDACTED] original programs. These are separate from the 00:27:30 direct response programs.

Once per year, [NAME REDACTED] will allow BioH to use [NAME REDACTED]’s email list of donors to present an offer for BioH products via email. BioH can test among 2-3 smaller segments of the list to determine performance, before reaching out to the remainder of the list. [NAME REDACTED] to have ultimate authority over the segmentation parameters, and the content and timing of this overall email effort.

Once per year, [NAME REDACTED] will allow BioH to use [NAME REDACTED]’s list of donor mailing addresses to present an offer for BioH products via US Postal Service. BioH to cover all design, printing, and mailing costs associated with this effort. BioH can test among 2-3 smaller segments of the mailing list to determine performance, before mailing out to the remainder of the list [NAME REDACTED] to have ultimate authority over the segmentation parameters, and the content and timing of this overall effort.

[NAME REDACTED] leadership will provide professionally reasonable efforts to encourage [NAME REDACTED]’s affiliate television networks and [NAME REDACTED] staff to form a revenue sharing relationship with BioH, either as part of this Agreement, or under separate agreements, whichever model is most appropriate in [NAME REDACTED]’s sole estimation.

[NAME REDACTED] and BioH will make it clear in [NAME REDACTED]’s content that a portion of every purchase by a BioH customer will be applied to support the [NAME REDACTED].

B.Payment as percentage of REVENUE in Cash and/or EQUI1Y, BONUS payments, and CUSTOMER SHARING

1.Payment as a percentage of revenue

BioH will pay [NAME REDACTED] for each [NAME REDACTED] customer converted via the [NAME REDACTED] and in page or Customer Call 1-800 Sales Line in the following fashion:

•Regular Priced Products are defined as those with a weighted retail price of $159 (One hundred fifty-nine US Dollars) or less.

•Premium Priced Products are defined as those with a weighted retail price of $160 (One hundred sixty US Dollars) or more.

•First time order is defined as the very first order placed by a customer for any BioH product.

•BioH agrees to categorize a minimum of [PERCENT REDACTED] of its current and future product lines offered through [NAME REDACTED] as Regular Priced Products, irrespective of the actual weighted retail price.

For Regular Priced Products, BioH will pay [NAME REDACTED] in the following fashion.

•[PERCENT REDACTED] of First-time order revenues and [PERCENT REDACTED] of subsequent orders of that same Regular Priced Product by that same customer. For any additional Regular Priced Products, different than the First time Regular Priced Product, ordered by that same customer, the payment will be [PERCENT REDACTED] of revenue on first and subsequent orders. For, any additional Premium Priced Products, different than the First-time ordered Regular Priced Product, ordered by that same customer, the payment will be [PERCENT REDACTED] of revenue on first and subsequent orders.

For Premium Priced Products. BioH will pay [NAME REDACTED] in the following fashion.

•[PERCENT REDACTED] of First-time order revenues and [PERCENT REDACTED] of subsequent orders of that same Premium Priced Product by that same customer. For, any additional Premium Priced Products, different than the First-time order Premium Product, ordered by that same customer, the payment will be [PERCENT REDACTED] of revenue on first and subsequent orders. For any additional Regular Priced Products, different than the First time Premium Priced Product, ordered by that same customer, the payment will be [PERCENT REDACTED] of revenue on first and subsequent orders

2.Payment Methods and Equity Options

Prior to BioHarvest Sciences, Inc.(“Parent”) being listed on the NASDAQ exchange, by the 20th of the month following, BioH will pay [NAME REDACTED] in either cash or in an equity position (common shares of Parent) equal to the cash value at time of payment. The decision to receive cash or equity will be made by [NAME REDACTED] in a written notice each month prior to the 7th (seventh) of each month. The valuation of such common shares will be based on a price per share that equals the closing market price of Parent’s common shares on the date of [NAME REDACTED]’s notice, and to the extent no exchange took place on such date, then such valuation will be based on a price per share that equals die closing market price of Parent’s common shares one last day of exchange prior to the day of [NAME REDACTED]’s notice. After Parent is NASDAQ listed, [NAME REDACTED] will receive cash payments each month with the opportunity to purchase shares on the open market. [NAME REDACTED] to avoid possession of any material information as defined by the SEC, about Parent in order for these equity purchases to occur.

3.Target Performance Bonus

Should BioH obtain [NUMBER REDACTED] customers over any [NUMBER REDACTED]-month period through this effort, [NAME REDACTED] will receive a bonus of [DOLLAR AMOUNT REDACTED] worth of shares in BioH (price of common share is determined as of the bonus payment day). At the close of that [NUMBER REDACTED]-month period, a new [NUMBER REDACTED]-month period will begin for the same purpose.

Should BioH obtain [NUMBER REDACTED] customers over any [NUMBER REDACTED]-month period through this effort, [NAME REDACTED] will receive a bonus of$200,000 worth of shares in BioH (price of common share is determined as of the bonus payment day). At the close of that [NUMBER REDACTED]-month period, a new [NUMBER REDACTED]-month period will begin for the same purpose.

4.Customer Data Sharing

The name, email address, mailing address and phone number of each BioH customer acquired related to this Agreement efforts will be shared with [NAME REDACTED] on a monthly basis. Within 60 (sixty) days of a customer’s information being acquired by BioH, BioH will send an email on behalf of the [NAME REDACTED] Donor Acquisition Dept. to customers acquired via [NAME REDACTED] Channels. The Parties will collaborate regarding the content of the emails, with BioH having final authority over content.

A.TERMINATION - During the first twelve (12) months of this Agreement, the Agreement can only be terminated in the case of material breach by either party with the terminating party notifying the other in writing, and allowing thirty (30) days for the breach to be remedied, if possible. If the breach is not remedied, termination will occur within sixty (60) days of the original notice of breach. If the breach cannot be remedied by the breaching party, then the Agreement automatically terminates thirty (30) days after written notice of the breach.

After twelve (12) months from the effective date, either party can terminate the Agreement for any reason by providing sixty (60) days written notice to the other party. In the case of termination by BioH, any monies owed to [NAME REDACTED] for subsequent orders made by BioH customers after the date of termination will continue to be paid to [NAME REDACTED], post termination, for a period of twelve (12) months. In the case of termination by [NAME REDACTED] any monies owed to [NAME REDACTED] for subsequent orders made by BioH customers after the date of termination will continue to be paid to [NAME REDACTED], post termination, for a period of six (6) months from the termination date.

B.MISCELLANEOUS

1.0.Representations & Acknowledgements: Each Party represents and warrants that it has made no contract or commitment and has granted no license or other agreement in conflict with the terms hereof.

1.1.Each party shall indemnify, defend and hold harmless the other party, and its parents, subsidiaries, divisions, officers, directors, employees, attorneys and agents, and their respective successors or assigns, from all costs, expenses and damages arising from any breach or alleged breach of the warranties set forth in this Agreement and that it maintains adequate insurance coverage regarding the same.

2.0Entire Agreement: This Agreement contains the entire agreement of the Parties hereto.

3.0Non-Recourse: Notwithstanding anything to the contrary in this Agreement, it is expressly understood and agreed by the Parties that each and every representation, warranty, covenant, undertaking and agreement made in this Agreement was not made or intended to be made as a personal representation, undertaking, warranty, covenant, or agreement on the part of any individual, incorporator, stockholder, director, officer or partner, past, present or future, or any of them, all of which recourse, whether in common law, in equity, by statute or otherwise, is hereby forever waived and released.

4.0Notices:

All notices, statements and/or requests for approvals (“notices”) that either Party hereto is required or may desire to give to the other shall be given in writing by addressing the same to the other at the addresses set forth herein, or at such other address as may be designated, in writing, by any such Party in a notice to the other. Notices shall be by either personal delivery, overnight courier, (Fed Ex, etc.) or by first class registered mail, return receipt requested, postage prepaid, deposited in the United States Mail. Said notice shall be deemed served and received on the date executed on a receipt of acceptance or if by personal delivery, upon physical delivery of the same. The Parties agree and acknowledge that although they may communicate with each other through fax, email, and cellular text but these modes shall not be considered legal notice for the purposes of this Agreement.

5.0Governing Law: All questions with respect to the construction of this Agreement, and the right and liabilities of the parties hereto, shall be governed by the laws of the State of Texas. The Parties agree to submit to the jurisdiction of the State of Texas. The Parties expressly waive any claim to jurisdiction in any federal or other state forum or venue in any other county or place.

6.0Attorney Fees: In the event of any controversy, claim or dispute between the Parties hereto, including, but not limited to, any action at law or in equity, including any action for declaratory or injunctive relief, arising out of or relating to this Agreement or the breach thereof, each party shall bear their own attorney’s fees and costs.

7.0Dispute Resolution: Any dispute between or among the Parties under this Agreement will be settled by binding arbitration to be conducted in accordance with the Texas Rules of Civil Procedure. Each ofthe Parties shall have full rights of discovery in such arbitration in accordance with the provisions of the Texas Rules of Civil Procedure. The arbitrator shall be a retired judge that is mutually agreeable to the parties hereto who is experienced in entertainment law and/or commercial business matters and may be chosen from a list provided by Judicial Arbitration and Mediation Service (JAMS) located in Dallas, TX. If the Parties cannot mutually agree upon an arbitrator within thirty (30) days of one Party giving a notice of demand for arbitration to the other, then the arbitrator shall be chosen by JAMS. The arbitration shall be held at JAMS in Dallas, TX (or at such other location as the Parties may mutually agreed upon within ninety (90) days of the demand for arbitration having been deemed served by one Party on another Party hereto. The arbitrator shall: (i) rule m all discovery matters and motions are all pre arbitration or arbitration motions; (ii) make any other orders or rulings that a sitting Texas District Court Judge would have the power to make as if the arbitration were an action in the Texas District Court; (iii) bold a hearing and by the arbitration and decide all issues of fact and law in the proceeding; and (iv) prepare and submit to the parties involved in the arbitration written findings of fact and conclusions of law together with the arbitrator’s written decision based thereon. Judgment on such decision may be entered in the appropriate Superior Court and any Party may appeal from such judgment provided, however, that such appeal shall be based on an alleged error or errors in the arbitrator’s decision taking into account the arbitrator’s written findings of fact and conclusions of law.

8.0Successors and Assigns: This Agreement will not be assignable by any Party, without the other Party’s prior written consent Subject to the restrictions against assignment as herein contained, this Agreement shall be binding upon and inure to the benefit of the Parties, their predecessors, assigns, successors in interest, personal representatives, their past and present attorneys, principals, employees, independent contractors, officers, directors, shareholders, parents, issue, subsidiaries, agents, servants, estates, heirs, administrators, executors, conservators, trustees, legatees, and other affiliated entities of each of the Parties hereto.

9.0Modification. Severability & Waiver; This Agreement may not be altered, modified, or changed in any manner except by a writing executed by the party against whom it is to be enforced. Waiver of the breach of any of the provisions of this Agreement shall not be deemed to be a waiver of any other breach of the same or any other provision of this Agreement If any term, provision, covenant or condition of this Agreement is held to be invalid, void or unenforceable, the remainder of the provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

10.0Counterparts: This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall be deemed to be one and the same instrument. All counterparts so executed shall constitute one agreement binding upon all parties, notwithstanding that all parties are signatory to the original or the same counterpart. The Parties may execute this Agreement by way of fax and/or electronic means and such signatures shall be treated as original signatures for all purposes.

IN WITNESS WHEREOF the Parties have caused these presents to be signed by their duly authorized officers on the dates set forth herein below.

BIOHARVEST LID.	[NAME REDACTED]

“Ilan Sobel”	“Signed”

By: Ilan Sobel Director	By: [NAME REDACTED]
[TITLE REDACTED]

Date 12 July 2023	Date 12 July 2023